
Mail Stop 3561

April 28, 2010

Mr. Deepak Danavar
President and Chief Executive Officer
iBOS Inc.
4879 E. La Palma Avenue, Suite 201
Anaheim, California 92807

> **Re:** **iBOS Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed April 2, 2010**
> **File No. 333-161365**

Dear Mr. Danavar:

We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.

General

1. Please update the information throughout the prospectus for the most recent practicable date. For example:

   - Under the Risk Factor entitled "Dependence on Key Customers" on page 13, update the information for your fiscal year ended March 31, 2010;

   - Under the Selling Stockholders section on page 17, update the table for the most recent practicable date; and

   - Under the Summary Compensation Table on page 41, update the information for your fiscal year ended March 31, 2010.

2. Please file an updated legal opinion to reflect the revised amount of shares you are registering.

3. Please update the financial statements and related financial information included in the filing, as necessary, to comply with Rule 8-08 of Regulation S-X at the effective date.

4. Please note that the FASB Accounting Standards Codification is effective for interim and annual periods ending after September 15, 2009. As a result, all non-SEC accounting and financial reporting standards have been superseded. While the Codification includes SEC rules and regulations for convenience, your references to SEC guidance should continue to be to the SEC rules and regulations instead of the Codification. Please ensure that all references to accounting standards outside of your annual March 31, 2009 financial statements, such as those seen on page 28, are to the Codification. Also ensure that all references to SEC guidance, such as those seen in the first paragraph on page 68, cite the applicable SEC rules and regulations rather than the Codification. Finally, when you update to annual March 31, 2010 financial statements, ensure that you revise the references to non-SEC accounting and financial reporting standards within your annual financial statements to the Codification.

Prospectus Cover Page

5. We note your response to comment 7 in our letter dated October 1, 2009. Please revise the first sentence in the second paragraph to clarify that the prospectus is for the resale offering by selling stockholders for up to 320,000 shares of your common stock, and for the offering by your affiliates for up to 920,000 shares.

Selected Financial Information, page 5

6. The amount reported in your table for cost of services for the fiscal year ended March 31, 2009 does not agree to your financial statements. Please revise, and ensure that all financial data presented outside of your financial statements agrees to your financial statements.

Risk Factors, page 6

Risks Related to Our Business, page 6

"Because of our limited resources…," page 6

7. We note your disclosure here and on page 32 that you are contemplating a public or
    private offering in order to raise additional funds. If you intend to conduct a private
    offering before the conclusion of this offering, please provide an analysis of your
    ability to conduct a concurrent private and public offering. See Securities Act
    Compliance and Disclosure Interpretation 139.25 available at
    http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm.

"We are subject to substantial government regulation . . .," page 9

8. We note your added disclosure that a healthcare bill was passed by the United States
    Congress and Senate recently that will open pathways for an evolving healthcare
    industry that could be detrimental to your current method of indexing medical
    records. Please describe in greater detail how this bill could be detrimental to your
    business.

Determination of Offering Price, page 20

9. We note the revisions on pages 20 and 17 made in response to comment 9 in our
    letter dated October 1, 2009. Since you do not indicate that the shares sold in July
    2009 were related to an offering that began in May of 2009 and closed in August of
    2009, readers of your document may not be able to reconcile your disclosure here to
    your disclosure on page 17 or the disclosures within your financial statements. As
    such, to clarify and avoid confusion, please consider revising your disclosure here to
    indicate that the shares sold for $0.10 were issued in July 2009. Also, we note your
    revision in the opening paragraph under selling stockholders on page 17. Since the
    9,520,000 shares were issued during periods from March 2009 through July 2009,
    please consider revising your disclosure to indicate that time period versus the period
    you currently disclose.

Directors, Executive Officers, Promoters and Control Persons, page 23

10. We note your response to comment 10 in our letter dated October 1, 2009. We also
     note your disclosure in the financial statement footnotes that the free office space
     from American Commercial Lighting, Inc. is a related party transaction. Please
     describe your officers' and directors' relationship with American Commercial
     Lighting, Inc. here or advise.

11. We note your added disclosure on page 41 stating that Messrs. Danavar and Sharma have other employment responsibilities outside of iBOS. Please clarify these current employment positions in the related officer biographies in this section. See Item 401(e) of Regulation S-K.

Management's Discussion and Analysis or Plan of Operation, page 28

Results of Operating for the Fiscal Years Ended March 31, 2009 and 2008 and the Nine Months Ended December 31, 2009 and 2008, page 28

12. The amount reported in your table for operating expenses for the fiscal year ended March 31, 2009 does not agree to your financial statements. Please revise, and ensure that all financial data presented outside of your financial statements agrees to your financial statements.

Operations, page 29

General

13. Based on the information disclosed for the nine months ended December 31, 2008 and the year ended March 31, 2009, it appears that the fourth quarter of the year ended March 31, 2009 accounted for approximately 40% of your annual revenues and cost of services and approximately 60% of your annual operating expenses. Please revise to better explain why the fourth quarter of the year ended March 31, 2009 represented a disproportionately large percentage of your revenues and expenses. Also explain whether you expect a similar trend for each of revenues, cost of services and operating expenses for the fourth quarter of the year ended March 31, 2010, and why or why not.

Net Revenues, page 29

14. We note your reference to "the Revenue Generation section" of your MD&A discussion; however, the disclosure to which you are referring appears to be in your business section on page 35. Please revise accordingly.

Gross Profit, page 30

15. Your narrative analysis of the change in gross profit from the nine months ended December 31, 2008 to the nine months ended December 31, 2009 refers to the fiscal year ended March 31, 2009 instead of the nine months ended December 31, 2008 and incorrectly quantifies the change in gross profit as a 2.2% decrease instead of a 1.2% decrease. Please revise, and ensure that your narrative analysis of results of operations refers to the correct periods and correctly quantifies changes in your results.

Operating Expenses, page 31

16. We note your revisions in response to comment 18 in our letter dated October 1, 2009; however, your discussion regarding the increase in fees due to your vendor for processing an increased number of pages is still unclear. Since you disclose on page 30 that the fees to your vendor are classified as cost of services, it is unclear why increase in the fees to your vendor impacts operating expenses. Please advise or revise. Also, please better discuss the types of costs included in operating expenses and explain in detail why they increased for all periods presented.

Liquidity and Capital Resources, page 31

17. Please revise your analysis of cash flows so that it corresponds to the information seen in your financial statements. For example:

- Your analysis of operating activities for the annual period states that the change in cash flows is primarily due to an increase in accrued expenses, but your accrued expenses decreased from the prior year when you consider your restatements.

- Your analysis of operating activities for the interim period states that cash was provided by operating activities for the nine months ended December 31, 2009, but cash was used by operating activities during this period.

- Your analysis of operating activities for the interim period states that the change in cash flows is primarily due to increases in accrued expenses and accounts payable, but these balances decreased from year end.

- Your analysis of financing activities for the annual period states that you paid a dividend to stockholders during the year ended March 31, 2009; however, your audited financial statements reflect no such dividend.

- Your analysis of financing activities for the interim period states that cash was used by financing activities for the nine months ended December 31, 2009, but cash was provided by financing activities during this period.

- Your analysis of financing activities for the interim period does not discuss in sufficient detail the large increase in cash provided by financing activities for this period. In this regard, the vast majority of the proceeds you received from financing activities appears to have been generated by your private placement of stock; please revise to disclose this fact.

18. We note your revisions in response to comment 19 in our letter dated October 1, 2009. Given your statement that you do not have sufficient capital to carry on operations past July 2010, which we note is in approximately three months, we believe that more detailed disclosures are necessary about management's viable plans to overcome the uncertainty of your ability to continue as a going concern. Please quantify your expected monthly cash burn rate. Since you state that you plan to raise funds through a private placement offering, please clarify the anticipated timing of this offering, the anticipated amount of proceeds to be raised, and how many months of operations the cash from those proceeds are expected to cover. Also discuss your contingency plans if you do not complete this private placement before July 2010 or if you do not generate enough proceeds from such offering to support your operations for the next 12 months. For example, you should clarify if you would try to renegotiate payment terms with your sole vendor or if you would try to borrow additional money from your officers and directors.

Our Business, page 33

19. We note your response to comments 20, 22 and 24 in our letter dated October 1, 2009. On page 34 you state "[o]ur past and present revenues have been generated solely by our electronic indexing service, although we offer and plan to provide our additional services in the future." On page 35 you state "[w]e offer and plan to provide our additional services in the future and to take on more customers." It is unclear what you mean by "we offer." Please clarify, if true, in your disclosure throughout the document that your sole customer utilizes only your document indexing service, and that you have no other customers that use your billing, collections, accounting, consulting, or record management services. Please clarify whether you currently have the ability to offer these other services. As applicable, please use the singular to describe your client throughout the document.

20. We note your response to comment 21 in our letter dated October 1, 2009. Please clarify whether the client and the third party vendor are the same entity. If not, please identify the third party vendor and clarify whether there is more than one third party vendor as indicated in note 2 of the financial statements on page 52. Also clarify

whether you have any long term contracts with your customer or for the third party technology that is material to your business. If not, please provide appropriate risk factor disclosure.

Transactions with Related Persons, Promoters, and Certain Control Persons, page 42

21. We note your disclosure in the last paragraph of this section that "as of this date" the advances from stockholders have been repaid in full. Please revise to specify the date on which these advances were repaid.

Financial Statements, page 44

Report of Independent Registered Public Accounting Firm, page 45

22. In light of your restatement, please have your independent registered public accounting firm explain why they believe their audit report date is properly dual dated as August 11, 2009 (Except for Notes 2 through 5 which were March 1, 2010). Refer to AU 530 and AU 561.

Balance Sheets, page 46

23. The amounts reported for accrued expenses and total current liabilities at March 31, 2008 do not agree to the restatement amounts presented in footnote 3. Please revise.

Statements of Operations, page 47

24. We note that you are only presenting one measure of net income or loss per common share on the face of your statements of operations. Please revise to present both your historical earnings/loss per share and pro forma earnings/loss per share as if you had been a C corporation, and clearly identify which is the actual measure and which is the pro forma measure. Also, regarding your line item "net (income) loss per common share – basic and diluted", it appears that the parenthesis should be around loss rather than income to be consistent with your net income (loss) line item. Finally, please add footnote disclosure explaining that the pro forma information is provided to reflect income taxes and net income (loss) information as if you had been a C Corporation during all periods presented.

Statements of Cash Flows, page 49

25. Please revise the caption for the subtotal for cash flows from operating activities to acknowledge that you have both cash provided by and used in operating activities.

Notes to the Financial Statements, page 50

Note 2 – Summary of Significant Accounting Policies, page 50

Revenue Recognition, page 52

26. We have reviewed your response to comment 32 in our letter dated October 1, 2009. We have also reviewed your revised revenue recognition disclosures on pages 50 and 70, and page 28 in MD&A. The revenue recognition policy in your response to us differs from the disclosures in your registration statement. Please tell us which revenue recognition policy is correct, and if necessary, revise your filing.

27. We note your disclosure that you earn a minimum monthly fee for providing services if a certain number of indexed pages is not met. If this statement is true, please revise your disclosure to quantify the minimum monthly fee as this provides useful information to your investors.

28. We have reviewed your response to comment 33 in our letter dated October 1, 2009. While we note that you (1) act as principal contractor in the transaction, (2) take title to the products and services, (3) have risk and rewards of ownership, such as the risk of loss for collection, and (4) does not act as an agent or broker, your response does not explain how you meet these criteria. Please further explain your role in the transactions and how your role and actions support gross reporting. Also, as indicated in our prior comment, your response should address each indicator listed in ASC 605-45-45-4 through 605-45-45-14 (formerly paragraphs 7-14 of EITF 99-19) and explain in detail how you meet or do not meet each criteria.

Note 3 – Restatements of Previously Issued Financial Statements, page 55

29. We note your restatement of your financial statements. Please address the following comments:

- Tell us and disclose how these errors were identified.

- Please explain to us in detail entries (viii) and (ix) and how they relate to entry (vii), if applicable. Specifically, for each of these entries, please explain the transaction in detail, how it was originally recorded, how it should have been recorded and the difference, which we assume results in the adjustment indicated. Please also explain its impact on all the financial statements, including the statement of stockholders equity and the statement of cash flows. In doing so, please ensure that you explain why you removed the distribution of retained earnings line item on both the actual statement of stockholders equity and the actual statements of cash flows.

- We note on page 32 in the discussion of your net cash used by financing activities of your liquidity and capital resources discussion that you paid a dividend to the stockholders on record during the fiscal year ended March 31, 2009. Please tell us whether this is still the case and tell us how and if this dividend is part of your restatement adjustment.

- In your statement of operations reconciliation, you labeled the column for adjustments for March 31, 2008 as "For the <u>Three Months</u> Ended March 31, 2008." Please revise.

- Either remove the reconciliation for pro forma statements of operations or tell us why you believe it is necessary in your restatement footnote.

- Please tell us why you removed the line item "Distribution of retained earnings" from your statement of cash flows reconciliation. Please be advised that your current "Net cash provided by (used in) financing activities" is mathematically inaccurate.

<u>Note 9 - Subsequent Events, page 63</u>

30. Please tell us why your subsequent events footnote limits your disclosure to events occurring after the balance through date of March 31, 2009 through August 11, 2009, which we note is the original date of the audit opinion. In this regard, the restatement of your annual financial statements would appear to require you to re-evaluate subsequent events through the date that the financial statements were re-issued for the restatement. Please note that financial statements are considered issued when they are widely distributed to users, such as through filing them on EDGAR. Since this footnote is audited, please confirm to us that both management and your auditors evaluated subsequent events through the date of re-issuance. Please also note that you do not need to disclose this date in accordance with ASU 2010-09.

<u>Financial Statements for the Nine Months Ended December 31, 2009, page 64</u>

<u>Statement of Stockholders' Equity (Deficit), page 66</u>

31. We note your issuance of common stock for cash from July 6, 2009 through July 27, 2009. Your line item states that the 320,000 shares were issued for $0.25; however, this does not appear to be the case based on the total amount of $32,000 and your disclosure on page 76 which states that share were sold at $0.10 per share. Please revise accordingly.

Statements of Cash Flows, page 67

32. Please tell us where the $32,000 from shares sold in your private placement as discussed in Note 5 is presented on your statement of cash flows. We note that the subtotal "Net cash provided by (used in) financing activities" does not equal the sum of the line items above it, and the reason for this appears to be that you are missing a line item reflecting proceeds from this private placement. Please revise accordingly.

33. Please revise the caption for the subtotal for cash flows from operating activities to acknowledge that you have both cash provided by and used in operating activities.

Notes to Financial Statements (Unaudited), page 68

Subsequent Events, page 71

34. Your statement that you will disclose the date through which subsequent events have been evaluated and that date is the date when the financial statements were issued is unclear, especially given your disclosures in Note 7 on page 77. Please refer to ASU 2010-09, which indicates that you should not disclose the date through which subsequent events have been evaluated, and revise your disclosures here and in Note 7 accordingly.

Note 7 – Subsequent Events, page 77

35. Given that your interim financial statements appear to have been issued on the date that this amendment was filed on EDGAR, which was April 2, 2010, please confirm to us that you evaluated subsequent events through April 2, 2010. Refer to EITF Topic D-86.

Exhibit 23.1

36. Please ensure that the audit report date included in the consent reads exactly as set forth in the report of independent registered public accounting firm. The current audit report date in the consent does not include the dual dating.

37. Please tell us why the consent refers to you as a development stage company, as this does not appear to be the case.

38. We note the discussion of the explanatory paragraph as to the uncertainty with respect to the Company's ability to continue as a going concern; however, there is no similar discussion of the explanatory paragraph regarding the restatement. Please advise or revise accordingly.

Mr. Deepak Danavar
iBOS Inc.
April 28, 2010
Page 11

39. Please ensure that that the description of the financial statements is exactly as set forth in your financial statements. We note that the consent refers to "stockholders' equity (deficit)" while the title in the financial statements does not include the word "(deficit)".

******

As appropriate, please amend your registration statement in response to these comments. Please provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Yong Kim, Staff Accountant, at (202) 551-3323 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737, if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, Brigitte Lippmann, Special Counsel, at (202) 551-3713 or me, at (202) 551-3720, with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Frank J. Hariton, Esq.
       1065 Dobbs Ferry Road
       White Plains, NY 10607
       Via facsimile to (914) 693-2963